FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November 2006

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 2760 – 200 Granville Street,

Vancouver, BC

V6C 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

NEWS RELEASE

November 30, 2006

InNexus Biotechnology, Inc.

-Unaware of Any Material Change -

FOR IMMEDIATE RELEASE

InNexus Biotechnology, Inc wishes to confirm that the Company’s management is unaware of any material change in the  Company’s operations that would account for the recent increase in market  activity.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus.  InNexus is principally managed from Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com.

The TSX Venture Exchange has not reviewed and does not accept  responsibility for the adequacy or accuracy of this news release. This  news release may contain assumptions, estimates, and other forward-looking  statements regarding future events. Such forward-looking statements  involve inherent risks and uncertainties and are subject to factors, many  of which are beyond the Company's control that may cause actual results or  performance to differ materially from those currently anticipated in such  statements.

ON BEHALF OF THE BOARD OF THE DIRECTORS

“Jeffrey Alan Morhet”

____________________________

JEFFREY ALAN MORHET

President/CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeff Morhet, President, Chief Executive Officer & Chairman

E-mail: jmorhet@innexusbiotech.com

1-888-271-0788